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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549


                               FORM 15

    CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
    SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934.

                                          Commission File Number 333-74409
                                                                 --------------

    Mail-Well I Corporation and Guarantor Affiliates on attached schedule
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           (Exact name of registrant as specified in its charter)

  23 Inverness Way East, Suite 160, Englewood, Colorado 80112 - (303) 790-8023
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              8-3/4% Senior Subordinated Notes due 2008
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       (Title of each class of securities covered by this Form)

                                 None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [ ]       Rule 12h-3(b)(1)(i)  [X]
     Rule 12g-4(a)(1)(ii) [ ]       Rule 12h-3(b)(1)(ii) [ ]
     Rule 12g-4(a)(2)(i)  [ ]       Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(ii) [ ]       Rule 12h-3(b)(2)(ii) [ ]
                                    Rule 15d-6           [ ]

     Approximate number of holders of record as of the certification or
notice date:   1
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     Pursuant to the requirements of the Securities Exchange Act of 1934
Mail-Well I Corporation and Guarantor Affiliates on attached schedule have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: May 11, 2000            By:       /s/Roger Wertheimer
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                                       Vice President-General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.




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
        Exact Name of                                   Primary Standard     I.R.S. Employer
  Registrants as Specified in           State of           Industrial         Identification
   Their Respective Charters            Formation     Classification Number       Number
  ---------------------------           ---------     ---------------------  ---------------
Mail-Well Commercial Printing, Inc.     Delaware              2752              84-1461875
Mail-Well Canada Holdings, Inc.         Delaware              6719              84-1313090
Mail-Well Label USA, Inc.               Colorado              2752              84-1449292
Mail-Well West, Inc.                    Delaware              2677              84-1313079
Murray Envelope Holdings, Inc.          Colorado              6719              84-1421627
Murray Envelope Corporation             Mississippi           2677              64-0271038
National Graphics Company               Colorado              2761              84-0692676
Poser Business Forms, Inc.              Delaware              2761              75-2195786
Wisco III, L.L.C.                       Delaware              2677              84-1362168